UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period ended March 31, 2004

Commission File Number: 333-98397

LINGO MEDIA INC.

______________________________________________________________

151 Bloor Street West, Suite 890, Toronto, Ontario Canada M5S 1S4

_______________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]          Form 40-F  [    ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]          No   [ X ]

151 Bloor St West, Ste 890

Toronto ON

Canada, M5S 1S4

T +1 416 927 7000

F +1 416 927 1222

www.lingomedia.com

Form 51 – 102 F1

Management Discussion and Analysis

First Quarter Ended March 31, 2004

(Unaudited – Prepared by Management)

April 15, 2005

Notice to Reader

Management has compiled the unaudited financial statements of Lingo Media Inc. (“Lingo Media” or the “Company”) consisting of the amended interim consolidated Balance Sheet as at March 31, 2004 and the amended interim Statements of Deficit, Operations,  and Cash Flows for the three months ended March 31, 2004.  All amounts are stated in Canadian dollars.  An accounting firm has not reviewed or audited this amended interim financial information.

2004 First Quarter

Management Discussion and Analysis

The following management discussion and analysis is prepared as of April 15, 2005 (the “Report Date”) and should be read in conjunction with the amended interim financial statements for the three months ended March 31, 2004 and the Company’s annual financial statements for the year ended December 31, 2003.  These amended documents can be found on the SEDAR website at www.sedar.com dated March 29, 2005.

Description of Business and Report Date

Lingo Media earns its revenues in two distinct geographic markets, China and Canada. Each market has its own distinct revenue stream and is accounted for differently from a revenue recognition standpoint.  The Company develops, publishes, distributes and licenses books, audio/video cassettes, CD-based products and supplemental products for English language learning for the educational school and retail bookstore markets in China and in the school market in Canada.

In China, Lingo Media earns its royalty revenues from its key customer, People’s Education Press (“PEP”), a Chinese state-owned educational publisher on the following basis:

•

Finished Product Sales – PEP prints and sells Lingo Media’s English language learning programs to provincial distributors in China;

•

Licensing Sales – PEP licenses Lingo Media’s English language learning programs to provincial publishers who then print and sell the programs to provincial distributors in China.

Lingo Media earns a significantly higher royalty rate from Finished Product Sales compared to Licensing Sales.

In accordance with the Co-Publishing Agreement between PEP and Lingo Media, PEP pays to Lingo Media a royalty on print runs of Finished Product Sales and a royalty on actual revenues of Licensing Sales.  PEP provides Lingo Media with print run reconciliations on a semi-annual basis as their reporting systems are unable to provide quarterly sales information.  Under the Co-Publishing Agreement, Lingo Media is entitled to invoice PEP on a quarterly basis at 40% of the prior six months actual sales.  Consequently, Lingo Media historically recorded estimates for Q1 and Q3 revenues based upon an amount that is equal to 40% of the prior six months royalties reported by PEP.  PEP then provides a reconciliation of the royalty revenues for Q1 and Q2 by the end of August and for Q3 and Q4 by the end of March.  These estimates have historically been close to actual results.

During 2004, the Chinese State Ministry of Education (“MOE”) mandated PEP to increase its market share by shifting from Finished Product Sales to Licensing Sales.  The Company was only informed of this change in 2005.  As a result of this new MOE stance, PEP had significantly reduced the size of its print runs for Finished Product Sales in 2004 and is now focusing on Licensing Sales.  The impact of this new policy stance resulted in significantly lower revenues from Finished Product Sales and only a marginal increase in Licensing Sales revenues in 2004.  Given this change in the royalty revenue mix, the Company will no longer record revenues based on estimates and will only recognize revenues based on reconciliations provided by PEP on a semi-annual basis.  The Company will still continue to invoice PEP on a quarterly basis so as to maintain a consistency in its cash flows throughout the year.  Amounts received from these invoicing practices shall be recorded as unearned revenues during the respective quarter and will be reconciled to actual earned revenues at the end of Q2 and Q4.

The Company has implemented a revision in its revenue recognition policy on a retroactive basis. Lingo Media will now only recognize revenue at the end of June and at the end of December when it can reconcile to actual royalty revenues reported by PEP.  Funds received for Q1 and Q3 will be recorded as customer advances and not as revenues.  The Company has re-stated its Q1, Q2 and Q3 2004 financial statements to reflect this revision.

For 2003, the above revision of revenue recognition resulted in different numbers for Q1, Q2 and Q3 being recorded.  However, the aggregate revenues for the fiscal year did not change.  For 2004, the same revenue recognition change is now reflected in Q1 and will continue to be recorded in accordance with its new revised policy.  The Company, however, expects that there will be an overall reduction in revenue in fiscal 2004 in comparison with fiscal 2003.

PEP has recently provided Lingo Media with reconciled royalty amounts for 2004.  Revenues from Licensing Sales increased marginally as a result of the MOE’s new stance and at the same time revenues from Finished Product Sales declined significantly.  The decline in royalty revenue from Finished Product Sales was not off set by the increase in royalty revenue from Licensing Sales.

In Canada, the Company sells its products, The Outloud Program, directly into the school market mainly in the Province of Ontario.

Overall Performance

China

Having sold over 50 million copies of published titles, Lingo Media continues to maintain its market position in the primary English language learning publishing market in China.

Lingo Media’s key customer in China, PEP, represents a significant portion of its overall revenues on an annual basis and therefore the Company’s management team in China is focused on maintaining and developing its relationship.

Based on the Company’s new practice of recording revenues from China, the Company will no longer recognize revenues from China in Q1.  In the past, the Company estimated Q1 revenues based on prior results, as PEP provides Lingo Media with print run reconciliations on a semi-annual basis as their reporting systems are unable to provide quarterly sales information.  However this practice has been revised such that only revenues based on actual sales information provided on a semi-annual will be recorded.  Hence, the Q2 reconciliations will provide the sales information for both Q1 and Q2 in aggregate.

Revenues from China for Q1 2004 and corresponding Q1 2003 have been revised to $nil.

Canada

The Canadian school market continues to utilize English language learning materials like The Outloud Program currently offered by the Company.  Lingo Media continues to pursue this market throughout the Province of Ontario and in select markets in other provinces.  Revenues from The Outloud Program were $7,642 in Q1 2004 compared to $6,424 in Q1 2003.    We anticipate sales to increase as the year progresses.

Market Trends and Business Uncertainties

Lingo Media believes that the trend in English language learning in China is still strong.  The State Ministry of Education in China (MOE) is mandating and encouraging English learning programs to the students.  During 2004, the Chinese State Ministry of Education (“MOE”) mandated PEP to increase its market share by shifting from Finished Product Sales to Licensing Sales.  The Company was only informed of this change in 2005.  As a result of this new MOE stance, PEP had significantly reduced the size of its print runs for Finished Product Sales in 2004 and is now focusing on Licensing Sales.  The impact of this new policy stance resulted in significantly lower revenues from Finished Product Sales and only a marginal increase in Licensing Sales revenues in 2004. Lingo Media expects this shift from Finished Product Sales to Licensing Sales to continue in future periods as long as the MOE stance remains in effect and expects future Licensing Sales to increase and future Finished Products Sales to decrease which will result in an overall revenue reduction from these sources.  Although the outlook for learning English in China remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

General Financial Condition

As of March 31, 2004 the Company had a strong working capital surplus of $430,948.  Net loss for the three months ended March 31, 2004 was $201,329 compared to $256,000 for the same period last year.  The loss was reduced as a result of applying the government grants to offset expenses.  The Company has no loans outstanding.

Results of Operations

Revenue and Margin

In keeping with the revised revenue recognition practice, royalty revenue from China for Q1 2004 was $nil and similarly revenues for Q1 2003 was $nil.  Unearned revenues, which represent customer advances on amounts received by Lingo Media but not booked as revenues, were $79,038 compared to $218,209 for 2003.

Revenues from The Outloud Program in Canada were $7,642 in Q1 2004 compared to $6,424 in Q1 2003, representing an increase of 19%.  Canadian revenues show a mild upward trend which we anticipate continuing during the course of the year as we have engaged a new sales manager for the Canadian market.  Margins from this segment in Q1 were significantly increased at 55% compared to a negative margin of 3% for the same period last year due to cost reduction as a result of termination of a warehousing and distributor agreement.

General and Administrative (G&A)

General and administrative costs consist of executive compensation, consulting fees, office administration, marketing, professional fees, shareholders services, any foreign exchange losses or gains and government grants which are offset against the general and administration expenses incurred during the period.

The following set out the details for the G&A expenses for Q1 2004 as compared to Q1 of 2003:

	March-04	March-03

Advertising and Promotion	1,051	2,493
Executive Compensation	34,540	24,866
Consulting Fees and Employee Compensation	58,101	49,448
Travel	324	3,227
Administration	38,911	31,891
Premises	13,648	10,048
Equipment leases	3,627	870
Foreign exchange	(3,885)	32,846
Shareholder Services	16,694	4,464
Professional Fees	5,723	9,244
Sub-Total	168,732	169,396
Less: Government Grants	(34,989)	-
Total	133,743	169,396

G&A expenses were $168,732 during Q1 2004 as compared with $169,396 for the similar quarter in 2003.   Although the overall expenses for the quarter were marginally reduced, the foreign exchange showed a net gain of $3,885 during Q1 2004 compared to a net loss of $32,846 during Q1 2003 as a direct result of the strengthening of the Canadian dollar relative to the US dollar since 2003.  Secondly, the shareholder services costs increased to $16,694 in Q1 2004 compared to $4,464 in Q1 2003, approximately $8,000 of which was a one-time cost associated with a US based conference and the remainder from increased transfer agent costs associated with the increased market activity during the quarter. The Company receives various government grants throughout the year from different sources.  Each grant is applied for separately based on the Company either meeting certain eligibility requirements or by the Company achieving specific milestones to continue ongoing support for the specific project, the proceeds of which are used to develop new or ongoing English learning programs for its markets.  The Company records the proceeds of these funds as a reduction of expenses and not as revenues.  In Q1 2004, an amount of $34,989 was offset against the G&A expenses resulting in a 21% overall reduction in G&A expenses compared to the prior year’s Q1.   While the Company will continue to apply for various government assistance grants as it anticipates ongoing development needs, these grants also help to augment the cash flows of the Company. There can be no assurance that the Company will continue to meet future eligibility requirements, that future milestones will be achieved to continue assistance or even that the government will continue to support its assistance program available to Canadian publishers.

Interest on Debt

No interest payments were accrued or paid during the quarter as the Company had no debt on its Balance Sheet since the end of fiscal 2003.

Amortization

Amortization expense includes amortization of property and equipment, development costs, acquired publishing content and software development costs.  The amortization charge for the first quarter of 2004 was reduced to $71,814 from $82,810 due to the reduced cost base of the assets.

Net (Loss) Income

The Company reported a loss before extraordinary items and taxes of ($201,329) for the three months ended March 31, 2004 as compared to a loss of ($256,000) for the same period last year. The Company reported no extra-ordinary items and taxes for the first quarter of 2004 and for the same period last year.

Summary of Quarterly Results

	Q2-02	Q3-02	Q4-02	Q1-03	Q2-03	Q3-03	Q4-03	Q1-04

Revenue	465,569	30,487	501,171	6,424	486,700	8,272	516,421	7,624

Income (Loss) Before
Extraordinary items	134,380	(172,727)	272,806	(256,000)	142,887	(206,709)	205,991	(201,329)

Net Income (Loss)	80,601	(165,972)	228,930	(256,000)	73,007	(206,709)	132,620	(201,329)

China

Revenues from China for Q1 and Q3 are no longer recorded as they are based on estimates and as such any trends will be noticed from the six months and year end sales figures.   To that end, royalty revenues from China have steadily increased in Q2 and Q4 on a quarter over quarter basis.  Since revenues for Q1 2004 have been restated to $nil, we cannot comment on any future trends for 2004 nor can we rely on past performance to predict the future performance.

Canada

The revenue in Canada has significantly decreased in 2003 as compared to 2002 primarily due to the lack of financing for schools for Early Literacy Learning materials from the Ontario Ministry of Education.

Although we anticipate that 2004 will have higher revenues and contribution margins than 2003, there is no assurance that the increase in revenues in Q1 2004 compared to Q1 2003 will likely continue in future periods in 2004.

Liquidity and Capital Resources

As of March 31, 2004, the Company had cash on hand of $148,083 and accounts receivable of $444,350. The Company’s current assets amounted to $654,967 and current liabilities of $224,019 resulting in a working capital surplus of $430,948.

The accounts receivable are comprised of government grants receivable, trade receivables from Canada and China.  The trade receivables from China are insured by the Export Development Corporation (EDC) of Canada.  Notwithstanding that the Company has EDC insurance to guarantee its China-based receivables, the Company has always collected amounts owed to it from its customers in China and has never recorded an impairment nor does it expect to record one in the future in respect of amounts owed.

The Company receives government grants throughout the year from different sources.  Each grant is applied for separately based on the Company either meeting certain eligibility requirements or by the Company achieving specific milestones to continue ongoing support for the specific project, the proceeds of which are used to develop new or ongoing English learning programs for its markets.  Government grants are an important source of cash flows for the Company.

During 2004, the Chinese State Ministry of Education (“MOE”) mandated PEP to increase its market share by shifting from Finished Product Sales to Licensing Sales.  As a result of this new MOE stance, PEP had significantly reduced the size of its print runs for Finished Product Sales in 2004 and is now focusing on Licensing Sales.  This shift in product mix will have a significant impact on the overall revenues and a likely decrease in cash flows from operations from China during 2004.

During the quarter, the Company realized an additional $59,767 in funds through the exercise of stock options.

The Company has no credit facility with a financial institution but anticipates securing an operating line of credit during the year for working capital purposes.

The Company believes that current cash on hand along with its accounts receivable and recurring sales will satisfy its working capital requirements for the next 12 months.

Contractual Obligations

Future minimum lease payments under operating leases for premises and equipment are as follows:

2004	$ 37,253
2005	15,565
2006	8,744
2007	8,744
2008	8,744
2009	4,372

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance finance arrangements.

Transactions with Related Parties

During the first quarter of 2004, the Company had the following transactions with related parties made in the normal course of operations accounted for at an amount of consideration established and agreed to by the Company and the related party.

Consulting fees of $30,000 (2003 - $30,000) were paid to a company controlled by a director and senior officer of the Company in the normal course of business. At March 31, 2004, $nil (2003 - $5,350) is included in accounts payable.   A success fee of $15,498 (2003 - $nil) was paid to a company controlled by a director and senior officer of the Company.

The shareholder loans were interest bearing at 12% (2002 - 12%) per annum.  Interest expense for the quarter was $nil (2003 - $3,597).

Proposed Transactions

The board of directors of the Company are not aware of any proposed transactions involving a proposed asset or business or business acquisition or disposition which may have an effect on financial conditions, results of operations and cash flows.

Additional Disclosure

Development Costs

	March 2004	December 2003

Cost	1,357,811	1,259,796
Less: accumulated amortization	(586,961)	(553,124)

	770,850	706,672

Acquired Publishing Content

	March 2004	December 2003

Cost	353,349	353,349
Less: accumulated amortization	(176,674)	(159,007)

	176,675	194,342

Software Development Costs

	March 2004	December 2003

Cost	124,184	124,184
Less: accumulated amortization	(103,487)	(93,138)

	20,697	31,046

Disclosure of Outstanding Share Data

Common Shares outstanding as at March 31, 2004

23,912,273

Options to purchase Common Shares outstanding

  1,915,840

There are no other dilutive securities of the Company outstanding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINGO MEDIA INC.

By: /s/ “Michael P. Kraft”___________

Michael P. Kraft

President and Chief Executive Officer

By: /s/ “Khurram R. Qureshi”________

Khurram R. Qureshi

Chief Financial Officer

April 18, 2005